UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 19)*

                           Public Storage, Inc.
                            (Name of Issuer)

                     Common Stock, $.10 par value
                    (Title of Class of Securities)

                             74460D 10 9
                            (CUSIP Number)

       David Goldberg, 701 Western Avenue, Suite 200, Glendale,
             California 91201-2397, 818/244-8080, ext. 529
      ---------------------------------------------------------
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         September 16, 1996
       (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on
   Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
   13d-1(b)(3) or (4), check the following box  [  ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
   CUSIP No. 74460D 10 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS Insurance Company, Ltd.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             WC

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             Bermuda

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       301,032

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       301,032

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             301,032

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.36%

   14   Type of Reporting Person*
             CO

                             SCHEDULE 13D
   CUSIP No. 74460D 10 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             PS Orangeco, Inc.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             N/A

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       30,777

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       30,777

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             30,777

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.04%

   14   Type of Reporting Person*
             CO

                             SCHEDULE 13D
   CUSIP No. 74460D 10 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       19,470,898

                  8    Shared Voting Power
                       364,952 (see footnote 2 below)

                  9    Sole Dispositive Power
                       19,470,898

                  10   Shared Dispositive Power
                       364,952 (see footnote 2 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             19,835,850 (see footnote 2 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             23.50%

   14   Type of Reporting Person*
             IN

   (2) Includes 301,032 shares held of record by PS Insurance Company, Ltd., 30,777 shares held of record by PS Orangeco, Inc. and 33,143 shares held of record by Parker Hughes Trust dtd 3/7/91.

                             SCHEDULE 13D
   CUSIP No. 74460D 10 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes, Jr.

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF, BK

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       950,137 (see footnote 3 below)

                  8    Shared Voting Power
                       31,727 (see footnote 4 below)

                  9    Sole Dispositive Power
                       950,137 (see footnote 3 below)

                  10   Shared Dispositive Power
                       31,727 (see footnote 4 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             981,864 (see footnotes 3 and 4 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             1.16%

   14   Type of Reporting Person*
             IN

   (3) Includes 1,472 shares of common stock which can be acquired upon conversion of 875 shares of the issuer's 8.25%
        Convertible Preferred Stock which are beneficially owned by
        B. Wayne Hughes, Jr.

   (4) Includes 30,777 shares held of record by PS Orangeco, Inc. and 950 shares held of record jointly by B. Wayne Hughes, Jr. and Tamara L. Hughes.

                             SCHEDULE 13D
   CUSIP No. 74460D 10 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Parker Hughes Trust No. 2

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       15,930

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       15,930

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             15,930

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.02%

   14   Type of Reporting Person*
             OO (Trust)

                             SCHEDULE 13D
   CUSIP No. 74460D 10 9

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Tamara L. Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             United States of America

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       16,648,306 (see footnote 5 below)

                  8    Shared Voting Power
                       348,689 (see footnote 6 below)

                  9    Sole Dispositive Power
                       16,648,306 (see footnote 5 below)

                  10   Shared Dispositive Power
                       348,689 (see footnote 6 below)

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             16,996,995 (see footnotes 5 and 6 below)

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             20.13%

   14   Type of Reporting Person*
             IN

   (5) Includes 5,050 shares of common stock which can be acquired upon conversion of 3,000 shares of the issuer's 8.25%
        Convertible Preferred Stock which are held of record by Tamara L. Hughes.

   (6) Includes 301,032 shares held of record by PS Insurance Company, Ltd., 30,777 shares held of record by PS Orangeco, Inc., 950 shares held of record jointly by Tamara L. Hughes and B. Wayne Hughes, Jr. and 15,930 shares held of record by Parker Hughes Trust No. 2 dtd 12/24/92.

        This Amendment No. 19 to Statement on Schedule 13D (the "Amended and Restated Statement") amends and restates the Statement on Schedule 13D dated March 3, 1989, as amended by Amendment No. 1 dated September 7, 1989, Amendment No. 2 dated March 27, 1990, Amendment No. 3 dated November 1, 1990, Amendment No. 4 dated January 2, 1991, Amendment No. 5 dated November 4, 1991, Amendment No. 6 dated January 14, 1992, Amendment No. 7 dated December 28, 1992, Amendment No. 8 dated August 6, 1993, Amendment No. 9 dated September 27, 1993, Amendment No. 10 dated December 28, 1993, Amendment No. 11 dated April 4, 1994, Amendment No. 12 dated September 30, 1994, Amendment No. 13 dated November 11, 1994, Amendment No. 14 dated January 23, 1995, Amendment No. 15 dated February 28, 1995, Amendment No. 16 dated June 30, 1995, Amendment No. 17 dated November 16, 1995 and Amendment No. 18 dated
   March 26, 1996.

   Item 1.   Security and Issuer

        The class of securities to which this Statement on Schedule 13D relates is the common stock, par value $.10 per share (the "Shares"), of Public Storage, Inc., a California corporation formerly known as Storage Equities, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

   Item 2.   Identity and Background

        This Amendment No. 19 to Statement on Schedule 13D is being filed by PS Insurance Company, Ltd. ("PSIC"), PS Orangeco, Inc. ("PSOI"),
   B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara L. Hughes
   (collectively, the "Reporting Persons") pursuant to an Amended Joint Filing Agreement which was previously filed.

        On November 16, 1995, Public Storage Management, Inc. ("PSMI") was merged with and into the Issuer (the "PSMI Merger") pursuant to an Agreement and Plan of Reorganization dated as of June 30, 1995 and an Amendment to Agreement and Plan of Reorganization dated as of November 13, 1995, each among the Issuer, Public Storage, Inc.
   ("Old PSI") and PSMI (collectively, the "Agreement and Plan of Reorganization"). Prior to the Restructuring (described below) and the PSMI Merger, (i) PSI Holdings, Inc. ("PSH") was the sole shareholder of Old PSI and Old PSI was the sole shareholder of PSIC and PSMI and (ii) substantially all of the stock of PSH was held by
   B. Wayne Hughes, as trustee of the B.W. Hughes Living Trust, Tamara L. Hughes, an adult daughter of B. Wayne Hughes and B. Wayne Hughes, Jr., an adult son of B. Wayne Hughes (collectively, the "Hughes Family"). Prior to the PSMI Merger, (i) PSIC was distributed, in a spin-off intended to qualify as tax-free under Section 355 of the Internal Revenue Code, to the Hughes Family and (ii) Old PSI was merged with and into PSH, which was followed by the merger of PSH with and into PSMI (collectively, the "Restructuring"). At the time of the PSMI Merger, substantially all of the stock of PSMI was held by the Hughes Family as follows: 46.6% by B. Wayne Hughes, as trustee of the B.W. Hughes Living Trust, 46.5% by Tamara L. Hughes and 6.7% by B. Wayne Hughes, Jr. As a result of the Restructuring and the PSMI Merger, Old PSI, PSH and PSMI ceased to exist. In connection with the PSMI Merger, the Issuer changed its name from Storage Equities, Inc. to Public Storage, Inc. Immediately following the PSMI Merger, the Company transferred the merchandise business acquired in the PSMI Merger to PSOI in exchange for non-voting preferred stock of PSOI (representing approximately 95% of the equity) and the voting common stock of PSOI (representing approximately 5% of the equity) was acquired by the Hughes Family.

        PSIC is a corporation organized under the laws of Bermuda. It is owned by the Hughes Family as follows: 45.4% by B. Wayne Hughes, 46.8% by Tamara L. Hughes and 7.8% by B. Wayne Hughes, Jr. Its principal business activity is to reinsure casualty policies sold to tenants of mini-warehouse facilities. The principal office of PSIC is located at 41 Cedar Avenue, Hamilton, Bermuda.

        PSOI is a corporation organized under the laws of California.
   The voting common stock of PSOI (representing approximately 5% of the equity) is owned one-third each by B. Wayne Hughes, Tamara L. Hughes and B. Wayne Hughes, Jr., and the non-voting preferred stock of PSOI (representing approximately 95% of the equity) is owned by the Issuer. PSOI's principal business activity is to sell locks and boxes to tenants of mini-warehouse facilities. The principal office of PSOI is located at 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

        Mr. B. Wayne Hughes, a United States citizen, is the Chairman of the Board and Chief Executive Officer of the Issuer. His business address is 701 Western Avenue, Suite 200, Glendale, California 91201-2397. Mr. Hughes is the father of B. Wayne Hughes, Jr., Tamara
   L. Hughes and Parker Hughes (a minor), the beneficiary of Parker Hughes Trust No. 2.

        Mr. B. Wayne Hughes, Jr., a United States citizen, is a Vice President-Acquisitions of the Issuer. His business address is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

        Parker Hughes Trust No. 2 is an irrevocable trust formed under a trust agreement dated 12/24/92 and governed by the laws of the State of California. Tamara L. Hughes is the trustee of Parker Hughes Trust No. 2. Parker William Lawrence Hughes, a minor son of B. Wayne Hughes, is the beneficiary of Parker Hughes Trust No. 2. B. Wayne Hughes is the settlor of Parker Hughes Trust No. 2. The address of Parker Hughes Trust No. 2 is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

        Ms. Tamara L. Hughes, a United States citizen, is a Vice
   President-Administration of the Issuer. Her business address is 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

        Because of the relationship among the Reporting Persons, such Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, each of the Reporting Persons disclaims that he or it constitutes such a group. In addition, except as otherwise disclosed herein, each Reporting Person claims beneficial ownership only of those Shares set out following his or its name under Item 5 hereof and disclaims beneficial ownership of any Shares covered by this Amended and Restated Statement owned by any other Reporting Person. The filing of this Amended and Restated Statement shall not be deemed an admission that the Reporting Persons constitute such a group or that a Reporting Person is a beneficial owner of Shares owned by any other Reporting Person.

        During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer, director or person controlling any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Compensation

        In the PSMI Merger, the Issuer acquired a significant amount of real estate related assets and as a result of the PSMI Merger, the Issuer became self-advised and self-managed. The aggregate consideration paid by the Issuer in the PSMI Merger to the shareholders of PSMI consisted of (i) the issuance on November 16, 1995 (the effective date of the PSMI Merger) of 30,000,000 Shares of the Issuer (subject to post-closing adjustment) having a market value of $16.088 per share based on the average closing price of the Issuer's common stock on the New York Stock Exchange for the 30 consecutive trading days ending on June 29, 1995, the day prior to the date the Agreement and Plan of Reorganization was executed, and $17.75 per share based on the closing price of the Issuer's common stock on the New York Stock Exchange on November 16, 1995, the effective date of the PSMI Merger, (ii) the issuance on January 22, 1996 of an additional 5,861,723 Shares of the Issuer issued as post-closing adjustments (in respect of 6,412,210 Shares of the Issuer that were owned by PSMI at the effective time of the PSMI Merger which were cancelled in the PSMI Merger and reissued to the Hughes Family as a post-closing adjustment, offset by a reduction in the total number of Shares issuable in the PSMI Merger resulting from a further post-closing adjustment, (iii) the issuance on January 2, 1996 of 7,000,000 shares of Class B Common Stock of the Issuer and (iv) assumption of $68 million of PSMI debt and consolidated property debt of $4.7 million. Substantially all of the consideration paid in the PSMI Merger was paid to the Hughes Family. For a detailed description of the PSMI Merger, see the Issuer's definitive proxy statement dated October 11, 1995.

        As of September 16, 1996 and subsequent to that date through September 23, 1996, PSIC owned a total of 301,032 Shares.
   These Shares were acquired as follows: (i) for 148,300 of these Shares, PSIC paid an approximate aggregate purchase price (including commissions) of $1,725,883, which funds were obtained from PSIC's working capital, (ii) 71,900 of these Shares were originally acquired by Old PSI for an approximate aggregate purchase price of $689,920
   (with funds obtained from Old PSI's working capital) and these Shares were subsequently transferred to PSIC by Old PSI, (iii) the remaining 79,800 of these Shares represent transaction fees earned in connection with the Issuer's acquisition of limited partnership interests in affiliated real estate limited partnerships (these Shares were transferred to PSIC by Old PSI) and (iv) pursuant to a merger of Storage Properties, Inc. ("SPI") into the Issuer (the "SPI Merger") which was effective June 27, 1996, PSIC acquired 1,032 Shares of the Issuer in exchange for the surrender of 3,000 shares of SPI common stock (the terms of the SPI Merger are set forth in the Agreement and Plan of Reorganization between SPI and the Issuer dated as of March 4, 1996 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-03749)).

        As of September 16, 1996 and subsequent to that date through September 23, 1996, PSOI owned a total of 30,777 Shares, which Shares were contributed to PSOI on November 14, 1995 one-third each by B. Wayne Hughes (as trustee of the B.W. Hughes Living Trust), Tamara L. Hughes and B. Wayne Hughes, Jr. in exchange for the acquisition of one-third of PSOI's voting common stock by each of
   B. Wayne Hughes (as trustee of the B.W. Hughes Living Trust), Tamara
   L. Hughes and B. Wayne Hughes, Jr.

        As of September 16, 1996 and subsequent to that date through September 23, 1996, Mr. B. Wayne Hughes owned a total of 19,504,041 Shares (exclusive of Shares owned by PSIC and PSOI). These Shares were acquired (or deemed to be acquired) as follows: (i) 17,676
   Shares were acquired as follows: (a) 550,293 Shares were acquired for an approximate aggregate purchase price (including commissions) of $7,653,114, which funds were obtained from Mr. Hughes' personal funds, and (b) on November 14, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust sold 532,617 of these Shares to PSMI for an aggregate price of $9,453,952, (ii) pursuant to a merger of Public Storage Properties VIII, Inc. ("PSP8") into the Issuer (the
   "PSP8 Merger") which was effective September 30, 1994, B. Wayne
   Hughes, Trustee for B.W. Hughes Living Trust acquired 206,892 Shares of the Issuer in exchange for the surrender of 144,781 shares of PSP8 common stock series A (the terms of the PSP8 Merger are set forth in the Agreement and Plan of Reorganization between PSP8 and the Issuer dated as of April 14, 1994 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-54557)), (iii) 156,100 Shares were acquired by B. Wayne Hughes, Trustee for B.W. Hughes Living Trust from Harkham Industries, Inc. (DBA Jonathan Martin, Inc.), a corporation wholly owned by Uri P. Harkham, a director of the Issuer, on November 30, 1994 in a privately negotiated transaction for an aggregate price of $2,107,350, with funds obtained from Mr. Hughes' personal funds, and on November 14, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust sold these 156,100
   Shares to PSMI for an aggregate price of $2,770,775, (iv) 27,400 of these Shares were originally acquired by Mr. Hughes' wife, Kathleen Becker Hughes, as custodian (under the Uniform Transfer to Minors Act) for their son Parker Hughes (the "Custodial Account") for an approximate aggregate purchase price (including commissions) of $248,612 using funds contributed by Mr. Hughes, and these Shares were subsequently transferred from the Custodial Account to Kathleen Becker Hughes, Trustee FBO Parker Hughes Trust dtd 3/7/91 ("Parker Hughes
   Trust No. 1") (Parker Hughes Trust No. 1 is an irrevocable trust governed by the laws of the State of California, B. Wayne Hughes is the settlor of Parker Hughes Trust No. 1 and Parker Hughes is the beneficiary of Parker Hughes Trust No. 1), (v) (a) pursuant to a merger of Public Storage Properties VI, Inc. ("PSP6") into the Issuer (the "PSP6 Merger") which was effective February 28, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired a total of 250,351 Shares of the Issuer in exchange for the surrender of 145,215 shares of PSP6 common stock series A (the terms of the PSP6 Merger are set forth in the Agreement and Plan of Reorganization between PSP6 and the Issuer dated as of September 26, 1994 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-56925)), (b) on May 11, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 93,023 of these Shares to a third party as a gift and (c) on November 27, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 157,328 of these Shares to a third party as a gift, (vi) pursuant to the PSP6 Merger, Parker Hughes Trust No. 1 acquired 2,069 Shares of the Issuer in exchange for the surrender of 1,200 shares of PSP6 common stock series A, (vii) 142,917 Shares were acquired by B. Wayne Hughes, Trustee for B.W. Hughes Living Trust from B. Wayne Hughes, Jr. on February 28, 1995 in a privately negotiated transaction for an aggregate price of $2,038,000 consisting of the cancellation of $2,038,000 of debt of B. Wayne Hughes, Jr. to
   B. Wayne Hughes, (viii) 26,876 Shares were acquired as follows: (a) pursuant to a merger of Public Storage Properties VII, Inc. ("PSP7") into the Issuer (the "PSP7 Merger") which was effective June 30, 1995,
   B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 248,889 Shares of the Issuer in exchange for the surrender of 215,488 shares of PSP7 common stock series A (the terms of the PSP7 Merger are set forth in the Agreement and Plan of Reorganization between PSP7 and the Issuer dated as of February 2, 1995 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 33-58893)), (b) on September 6, 1995, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 96,000 of these Shares to a third party as a gift, (c) on November 1, 1995, B. Wayne Hughes,
   Trustee for B.W. Hughes Living Trust transferred 65,754 of these
   Shares to a third party as a gift, (d) on November 14, 1995,
   B. Wayne Hughes, Trustee for B.W. Hughes Living Trust contributed
   10,259 of these Shares to PSOI in exchange for one-third of PSOI's voting common stock, and (e) on June 18, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 50,000 of these Shares to a third party as a gift, (ix) pursuant to the PSMI Merger, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust was issued 16,089,553 Shares on November 16, 1995, which Shares were subject to certain post-closing adjustments, (x) as post-closing adjustments to the Shares issued pursuant to the PSMI Merger, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust was issued 2,744,889 Shares on January 22, 1996 in respect of Shares that were owned by PSMI at the effective time of the PSMI Merger and cancelled in the PSMI Merger and reissued as a post-closing adjustment, offset by a reduction in the total number of Shares issuable in the PSMI Merger resulting from a further post-closing adjustment, (xi) 49,169 Shares were acquired as follows:
   (a) pursuant to a merger of Public Storage Properties IX, Inc. ("PSP9") into the Issuer (the "PSP9 Merger") which was effective March 26, 1996,
   B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 89,169 Shares of the Issuer in exchange for the surrender of 104,781 shares of PSP9 common stock series A (the terms of the PSP9 Merger are set forth in the Agreement and Plan of Reorganization among the Issuer, PSP9 and PS Business Parks, Inc. dated as of December 13, 1995 and the related Agreement of Merger between the Issuer and PSP9, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-00591)), and (b) on June 4, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust transferred 40,000 of these Shares to a third party as a gift,
   (xii) pursuant to a merger of Public Storage Properties X, Inc. ("PSP10") into the Issuer (the "PSP10 Merger") which was effective September 16, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 101,400 Shares of the Issuer in exchange for the surrender of 107,415 shares of PSP10 common stock series A (the terms of the PSP10 Merger are set forth in the Agreement and Plan of Reorganization between PSP10 and the Issuer dated as of June 20, 1996 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-08671)), (xiii) pursuant to a merger of Public Storage Properties XII, Inc. ("PSP12") into the Issuer (the "PSP12 Merger") which was effective September 16, 1996, B. Wayne Hughes, Trustee for B.W. Hughes Living Trust acquired 91,526 Shares of the Issuer in exchange for the surrender of 424 shares of PSP12 common stock series A, 36,890.6 shares of PSP12 common stock series B and 72,347.6 shares of PSP12 common stock series C (the terms of the PSP12 Merger are set forth in the Agreement and Plan of Reorganization between PSP12 and the Issuer dated as of June 20, 1996 and the related Agreement of Merger, which were filed with the Issuer's Registration Statement on Form S-4 (File No. 333-08791)), and (xiv) pursuant to the PSP12 Merger, Parker Hughes Trust No. 1 acquired 3,674 Shares of the Issuer in exchange for the surrender of 3,700 shares of PSP12 common stock series A.

        As of September 16, 1996 and subsequent to that date through September 23, 1996, Mr. B. Wayne Hughes, Jr. and Tamara L. Hughes owned jointly a total of 950 Shares, for which they paid an approximate aggregate purchase price (including commissions) of $9,921. All funds used to purchase such Shares were obtained from their personal funds.

        As of September 16, 1996 and subsequent to that date through September 23, 1996, Mr. B. Wayne Hughes, Jr. owned (or was deemed to own) a total of 950,137 Shares (exclusive of Shares owned by PSOI and Shares owned jointly by B. Wayne Hughes, Jr. and Tamara L. Hughes). These Shares were acquired (or deemed to be acquired) as follows: (i) 219,985 Shares were acquired as follows: (a) 230,244 Shares were acquired for an approximate aggregate purchase price (including commissions) of $2,796,974, which funds were obtained from Mr. Hughes, Jr.'s personal funds and (b) on November 14, 1995, B. Wayne Hughes, Jr. contributed 10,259 of these Shares to PSOI in exchange for one-third of PSOI's voting common stock, (ii) pursuant to the PSP8 Merger, (a) B. Wayne Hughes, Jr. acquired 179 Shares of the Issuer in exchange for the surrender of 125 shares of PSP8 common stock series A and (b) B. Wayne Hughes, Jr. as custodian for his daughter acquired 286 Shares of the Issuer in exchange for the surrender of 200 shares of PSP8 common stock series A, (iii) 1,472 Shares can be acquired upon conversion of 875 shares of the Issuer's 8.25% Convertible Preferred Stock which are beneficially owned by B. Wayne Hughes, Jr. (the
   Issuer's 8.25% Convertible Preferred Stock (the "Convertible Preferred Stock") is convertible into common stock, at the option of the holder, based on a conversion rate of 1.6835-for-1; cash would be paid for fractional shares based on the market price of the common stock on the conversion date), and the 875 shares of Convertible Preferred Stock were acquired for an approximate aggregate purchase price (including commissions) of $24,588, which funds were obtained from Mr. Hughes, Jr.'s personal funds, (iv) 103,392 Shares were acquired as follows:
   (a) in April 1994, B. Wayne Hughes, Jr. acquired a total of 526,300 Shares for an approximate aggregate purchase price (including commissions) of $7,383,989, of which funds $4,750,000 was borrowed under Mr. Hughes, Jr.'s credit agreement with Wells Fargo Bank which is referenced under Item 7, Exhibit 2 (the "Wells Fargo Note") and $2,633,989 was advanced by Old PSI (the "Old PSI Note"), and the Old
   PSI Note bore interest at Wells Fargo Bank's prime rate plus 0.50%,
   (b) the Wells Fargo Note was subsequently paid off in full, of which $2,038,000 was paid with funds advanced to B. Wayne Hughes, Jr. by B. Wayne Hughes (the "B. Wayne Hughes Note"), $1,484,000 was paid with funds advanced to B. Wayne Hughes, Jr. by Tamara L. Hughes (the "Tamara Hughes Note") and the balance was paid with Mr. Hughes, Jr.'s funds,
   (c) on February 1, 1995, Mr. Hughes, Jr. sold 279,991 of these Shares to Tamara L. Hughes in a privately negotiated transaction for an aggregate price of $3,992,671 consisting of the cancellation of the Tamara Hughes Note and the assumption by Tamara L. Hughes of $2,508,671 of the Old PSI Note and (d) on February 28, 1995, Mr. Hughes, Jr. sold 142,917 of these Shares to B. Wayne Hughes in a privately negotiated transaction for an aggregate price of $2,038,000 consisting of the cancellation of the B. Wayne Hughes Note, (v) pursuant to the PSMI Merger, B. Wayne Hughes, Jr. was issued 144,254 Shares on November 16, 1995, which Shares were subject to certain post-closing adjustments,
   (vi) as post-closing adjustments to the Shares issued pursuant to the PSMI Merger, B. Wayne Hughes, Jr. was issued 455,746 Shares on January 22, 1996 in respect of Shares that were owned by PSMI at the effective time of the PSMI Merger and cancelled in the PSMI Merger and reissued as a post-closing adjustment, offset by a reduction in the total number of Shares issuable in the PSMI Merger resulting from a further post-closing adjustment, and (vii) pursuant to the PSP12 Merger,
   (a) B. Wayne Hughes, Jr. acquired 20,851 Shares of the Issuer in exchange for the surrender of 6,522 shares of PSP12 common stock series B and 18,480 shares of PSP12 common stock series C, (b) B. Wayne Hughes, Jr. as custodian for his daughter acquired 2,085 Shares of the Issuer in exchange for the surrender of 2,100 shares of PSP12 common stock series A, and (c) B. Wayne Hughes, Jr.'s wife as custodian for their daughter acquired 1,887 Shares of the Issuer in exchange for 1,900 shares of PSP12 common stock series A.

        As of September 16, 1996 and subsequent to that date through September 23, 1996, Parker Hughes Trust No. 2 owned a total of
   15,930 Shares. These Shares were acquired as follows: (i) 12,500 Shares were acquired for an approximate aggregate purchase price (including commissions) of $165,392, with funds obtained from the assets of Parker Hughes Trust No. 2, which were contributed by Mr.
   B. Wayne Hughes, the settlor of Parker Hughes Trust No. 2 and (ii) pursuant to the PSP8 Merger, Parker Hughes Trust No. 2 acquired 3,430 Shares of the Issuer in exchange for the surrender of 2,400 shares of PSP8 common stock series A.

        As of September 16, 1996 and subsequent to that date through September 23, 1996, Ms. Tamara L. Hughes owned (or was deemed to own) a total of 16,648,306 Shares (exclusive of Shares owned by PSIC and PSOI, Shares owned jointly by Tamara L. Hughes and B. Wayne
   Hughes, Jr. and Shares owned by Parker Hughes Trust No. 2). These Shares were acquired (or deemed to be acquired) as follows: (i) 278,601 Shares were acquired as follows: (a) 288,860 Shares were acquired for an approximate aggregate purchase price (including commissions) of $2,628,763, which funds were obtained from Ms. Hughes' personal funds and (b) on November 14, 1995, Tamara L. Hughes contributed 10,259 of these Shares to PSOI in exchange for one-third of PSOI's voting common stock, (ii) 5,050 Shares can be acquired upon conversion of 3,000 shares of Convertible Preferred Stock which are held of record by Tamara L. Hughes, and the 3,000 shares of Convertible Preferred Stock were acquired for an approximate aggregate purchase price (including commissions) of $82,740, which funds were obtained from Ms. Hughes' personal funds, (iii) 279,991 Shares were acquired by Tamara L. Hughes from B. Wayne Hughes, Jr. on February 1, 1995 in a privately negotiated transaction for an aggregate price of $3,992,671 consisting of the cancellation of the Tamara Hughes Note and the assumption by Tamara L. Hughes of $2,508,671 of the Old PSI Note, and on November 14, 1995, Tamara L. Hughes sold these 279,991 Shares to PSMI for an aggregate price of $4,969,840, a portion of which was used to pay off Tamara Hughes' portion of the Old PSI Note, (iv) pursuant to the PSMI Merger, Tamara L. Hughes was issued 13,667,026 Shares on November 16, 1995, which Shares were subject to certain post-closing adjustments, (v) as post-closing adjustments to the Shares issued pursuant to the PSMI Merger, Tamara L. Hughes was issued 2,661,088 Shares on January 22, 1996 in respect of Shares that were owned by PSMI at the effective time of the PSMI Merger and cancelled in the PSMI Merger and reissued as a post-closing adjustment, offset by a reduction in the total number of Shares issuable in the PSMI Merger resulting from a further post-closing adjustment, and (vi) pursuant to the PSP12 Merger, Tamara L. Hughes acquired 36,541 Shares of the Issuer in exchange for the surrender of 15,800 shares of PSP12 common stock series A, 6,522 shares of PSP12 common stock series B and 18,480 shares of PSP12 common stock series C.

   Item 4.   Purpose of Transaction

        The purpose of the acquisition of Shares by the Reporting Persons is for investment as part of the general investment portfolio of the Reporting Persons acquiring such Shares. The Reporting Persons believe that Issuer's shares of common stock represent a good investment.

        The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may, at any time, consistent with the Reporting Persons' obligations under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions. Such determination will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their investments in the Issuer. At this time, one or more of the Reporting Persons and their affiliates intend to continue to purchase Shares in the open market or in privately negotiated transactions.

        By virtue of the purchase of the Shares, the Reporting Persons have no plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer;
   (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any position, vacancies on the boards; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure;
   (vi) changes in the Issuer's articles of incorporation or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (vii) any class of securities of the Issuer to be delisted from the national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(d)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those described above.

        B. Wayne Hughes is Chairman of the Board and Chief Executive Officer of the Issuer and, in his capacity as such, may, from time to time, propose to Issuer's board of directors a wide variety of types of transactions, including transactions similar to those described above.

   Item 5.   Interest in Securities of the Issuer

        As of September 16, 1996 and subsequent to that date through September 23, 1996, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite his, her or its name. Such Shares constitute approximately 46.95%, in the aggregate, of the approximate total number of Shares outstanding (or deemed to be outstanding) on September 16, 1996 of 79,768,373; and such Shares constitute approximately 44.36%, in the aggregate, of the approximate total number of Shares outstanding (or deemed to be outstanding) on September 23, 1996 of 84,419,573.

                                                   Approximate % of
   Reporting Person             No. of Shares     Shares Outstanding
   ----------------             ---------------   ------------------

   PSIC                            301,032               0.36%
   PSOI                             30,777               0.04%
   B. Wayne Hughes              19,504,041 <F1>         23.11%
   B. Wayne Hughes, Jr. and
     Tamara L. Hughes                  950 <F2>           --
   B. Wayne Hughes, Jr.            950,137 <F3>          1.13%
   Parker Hughes Trust No. 2        15,930               0.02%
   Tamara L. Hughes             16,648,306 <F4>         19.72%
                                ----------              -----
      Total                     37,451,173              44.36%

   <F1> Includes 19,463,221 Shares held of record by the B.W. Hughes
        Living Trust as to which Mr. Hughes has voting and dispositive power, 1,428 and 1,423 Shares, respectively, held by custodians of individual retirement accounts for Mr. Hughes and Mr. Hughes' wife as to which each has investment and dispositive power, 4,826 Shares held by Mr. Hughes' wife as to which she has investment and dispositive power and 33,143 Shares held of record by Parker Hughes Trust No. 1 as to which Mr. Hughes' wife, Kathleen Becker Hughes, as trustee of Parker Hughes Trust No. 1, has voting and dispositive power. Excludes 301,032 Shares held of record by PSIC as to which Mr. Hughes and Tamara Hughes share voting and dispositive power and 30,777 Shares held of record by PSOI as to which Mr. Hughes, Tamara Hughes and Mr. Hughes, Jr. share voting and dispositive power.

   <F2> Shares held of record jointly by Mr. Hughes, Jr. and Tamara
        Hughes as to which they have joint voting and dispositive power.

   <F3> Includes 1,231 and 214 Shares, respectively, held by
        custodians of individual retirement accounts for Mr. Hughes, Jr. and Mrs. Hughes, Jr. as to which each has investment and dispositive power, 5,581 Shares and 2,960 Shares, respectively, held by Mr. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter and their son, respectively, as to which Mr. Hughes, Jr. has voting and dispositive power, and 4,152 Shares held by Mrs. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter, as to which Mrs. Hughes, Jr. has voting and dispositive power. Also includes (i) 589 Shares which can be acquired upon conversion of 350 Shares of Convertible Preferred Stock, which Shares of Convertible Preferred Stock are held by Mr. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter and (ii) 883 Shares which can be acquired upon conversion of 525 Shares of Convertible Preferred Stock, which Shares of Convertible Preferred Stock are held by Mrs. Hughes, Jr. as custodian (under the Uniform Transfer to Minors Act) for their daughter. Excludes 30,777 Shares held of record by PSOI as to which Mr. Hughes, Jr., Mr. Hughes and Tamara Hughes share voting and dispositive power, 950 Shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes.

   <F4> Includes 1,425 Shares held by a custodian of an individual retirement account for Tamara Hughes as to which she has investment and dispositive power, 1,300 Shares held by Tamara Hughes' husband as to which he has investment and dispositive power and 1,900 shares held by Tamara Hughes as custodian (under the Uniform Transfer to Minors Act) for her son, as to which Tamara Hughes has voting and dispositive power. Also includes 5,050 Shares which can be acquired upon conversion of 3,000 Shares of Convertible Preferred Stock, which Shares of Convertible Preferred Stock are held of record by Tamara Hughes. Excludes 301,032 Shares held of record by PSIC as to which Mr. Hughes and Tamara Hughes share voting and dispositive power, 30,777 Shares held of record by PSOI as to which Tamara Hughes, Mr. Hughes and Mr. Hughes, Jr. share voting and dispositive power, 950 Shares held of record jointly by Tamara Hughes and Mr. Hughes, Jr. and 15,930 Shares held of record by Parker Hughes Trust No. 2 as to which Tamara Hughes, as trustee of Parker Hughes Trust No. 2, has voting and dispositive power.

        B. Wayne Hughes and Tamara L. Hughes share the power to vote and dispose of the Shares of the Issuer held by PSIC. B. Wayne Hughes, Tamara L. Hughes and B. Wayne Hughes, Jr. share the power to vote and dispose of the Shares of the Issuer held by PSOI. B. Wayne Hughes has the sole power to vote and dispose of the Shares of the Issuer held directly by him or by the B.W. Hughes Living Trust. B. Wayne Hughes' wife, Kathleen Becker Hughes, as trustee of Parker Hughes Trust No. 1, has the sole power to vote and dispose of the Shares of the Issuer held by Parker Hughes Trust No. 1. B. Wayne Hughes, Jr. has the sole power to vote and dispose of the Shares of the Issuer held directly by him or by him as custodian for his son and his daughter, and Mrs. Hughes, Jr. has the sole power to vote and dispose of the Shares of the Issuer held by her as custodian for their daughter. Tamara L. Hughes has the sole power to vote and dispose of the Shares of the Issuer held directly by her or by her as custodian for her son. Tamara L. Hughes, as trustee of Parker Hughes Trust No. 2, has the sole power to vote and dispose of the Shares of the Issuer held by Parker Hughes Trust No. 2.

        During the 60-day period ending September 16, 1996 and subsequent to that date through September 23, 1996, the Reporting Persons purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.


                                                                          Price
                           Transaction      No. of           Type of       per
   Reporting Person           Date       Shares Bought     Transaction    Share
   ----------------        -----------   ---------------   -----------    ------

   B. Wayne Hughes           7/25/96            28 <F1>    open market    $20.25
                             9/16/96       101,400         <F2>           <F2>
                             9/16/96         4,095         <F3>           <F3>
                             9/16/96        91,105         <F4>           <F4>
   B. Wayne Hughes, Jr.      9/16/96         3,972         <F5>           <F5>
                             9/16/96        20,851         <F6>           <F6>
   Tamara L. Hughes          7/25/96            15 <F7>    open market    $20.25
                             9/16/96        15,690         <F8>           <F8>
                             9/16/96        20,851         <F9>           <F9>

   <F1> Includes 14 Shares held by a custodian of an individual retirement account for Mr. Hughes and 14 Shares held by a custodian of an individual retirement account for Mr. Hughes' wife.

   <F2> Pursuant to the PSP10 Merger, B. Wayne Hughes, Trustee for B.W.
        Hughes Living Trust acquired 101,400 Shares of the Issuer in exchange for the surrender of 107,415 shares of PSP10 common stock series A.

   <F3> Includes the following Shares acquired pursuant to the PSP12
        Merger: (a) 421 Shares of the Issuer acquired by B. Wayne Hughes, Trustee for B.W. Hughes Living Trust in exchange for the surrender of 424 shares of PSP12 common stock series A and (b) 3,674 Shares of the Issuer acquired by Parker Hughes Trust No. 1 in exchange for the surrender of 3,700 shares of PSP12 common stock series A.

   <F4> Pursuant to the PSP12 Merger, B. Wayne Hughes, Trustee for B.W.
        Hughes Living Trust acquired 91,105 Shares of the Issuer in exchange for the surrender of 36,890.6 shares of PSP12 common stock series B and 72,347.6 shares of PSP12 common stock series C.

   <F5> Includes the following Shares acquired pursuant to the PSP12
        Merger: (a) 2,085 Shares of the Issuer acquired by B. Wayne Hughes, Jr. as custodian for his daughter in exchange for the surrender of 2,100 shares of PSP12 common stock series A and (b) 1,887 Shares of the Issuer acquired by B. Wayne Hughes, Jr.'s wife as custodian for their daughter in exchange for the surrender of 1,900 shares of PSP12 common stock series A.

   <F6> Pursuant to the PSP12 Merger, B. Wayne Hughes, Jr. acquired 20,851
        Shares of the Issuer in exchange for the surrender of 6,522 shares of PSP12 common stock series B and 18,480 shares of PSP12 common stock series C.

   <F7> Shares held of record by a custodian of an individual retirement account for Tamara L. Hughes.

   <F8> Pursuant to the PSP12 Merger, Tamara L. Hughes acquired 15,690
        Shares of the Issuer in exchange for the surrender of 15,800 shares of PSP12 common stock series A.

   <F9> Pursuant to the PSP12 Merger, Tamara L. Hughes acquired 20,851
        Shares of the Issuer in exchange for the surrender of 6,522 shares of PSP12 common stock series B and 18,480 shares of PSP12 common stock series C.


        To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons named in Item 2 has any beneficial ownership of any Shares as of September 16, 1996 and subsequent to that date through September 23, 1996, or has engaged in any transaction in any Shares during the 60-day period ending September 16, 1996 and subsequent to that date through September 23, 1996.

        Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

   Item 6.   Contracts, Arrangements, Understandings or
             Relationships With Respect to Securities of the Issuer

        In connection with the PSMI Merger, in order to assist the Issuer in preserving its status as a "real estate investment trust" under the Internal Revenue Code of 1986, B. Wayne Hughes, Tamara L. Hughes,
   B. Wayne Hughes, Jr. and Parker Hughes Trust No. 2 (collectively, the "Shareholders") entered into a Shareholders' Agreement with the Issuer dated as of November 16, 1995 (the "Shareholders Agreement") restricting the Shareholders' acquisition of additional shares of capital stock of the Issuer and providing that, if at any time, for any reason, more than 50% in value of the Issuer's outstanding capital stock otherwise would be considered owned by five or fewer individuals, a number of Shares owned by B. Wayne Hughes necessary to prevent such violation will automatically and irrevocably be transferred to a designated charitable beneficiary. The Shareholders Agreement is referenced under Item 7, Exhibit 5 and is incorporated herein by this reference.

        Except as disclosed herein, to the best knowledge of the Reporting Persons, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer.

   Item 7.   Material to be Filed as Exhibits

        Exhibit 1 - Amended Joint Filing Agreement was previously filed.

        Exhibit 2 - Credit Agreement between B. Wayne Hughes, Jr. and Wells Fargo Bank dated as of April 11, 1994 was previously filed.

        Exhibit 3 - Agreement and Plan of Reorganization dated as of
   June 30, 1995 by and among the Issuer, Old PSI and PSMI. Filed as Appendix A to the Issuer's definitive Proxy Statement dated October 11, 1995 (filed October 13, 1995) and incorporated herein by reference.

        Exhibit 4 - Amendment to Agreement and Plan of Reorganization dated as of November 13, 1995 by and among the Issuer, Old PSI and PSMI was previously filed.

        Exhibit 5 - Shareholders' Agreement dated as of November 16, 1995 by and among the Issuer, B. Wayne Hughes, Tamara L. Hughes, B. Wayne Hughes, Jr. and Parker Hughes Trust No. 2 was previously filed.

                                   SIGNATURES

        Each person whose signature appears below hereby authorizes
   B. Wayne Hughes and Harvey Lenkin, and each of them, as attorney-in-fact, to sign on its or his behalf any amendment to this Amendment No. 19 to Statement on Schedule 13D, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission.

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 19 to Statement on Schedule 13D is true, complete and correct.

   Dated:  September 26, 1996

                                  PS INSURANCE COMPANY, LTD.

                                  By: /s/OBREN B. GERICH
                                      -------------------
                                      Obren B. Gerich,
                                      Vice President

                                  PS ORANGECO, INC.

                                  By: /s/OBREN B. GERICH
                                      -------------------
                                      Obren B. Gerich,
                                      Vice President

                                  /s/B. WAYNE HUGHES
                                  ----------------------
                                  B. Wayne Hughes


                                  /s/B. WAYNE HUGHES, JR.
                                  ----------------------
                                  B. Wayne Hughes, Jr.


                                  /s/TAMARA LYNN HUGHES, TRUSTEE
                                  ----------------------
                                  Tamara Lynn Hughes, Trustee FBO
                                  Parker Hughes Trust No. 2 DTD
                                  12/24/92


                                  /s/TAMARA L. HUGHES
                                  ----------------------
                                  Tamara L. Hughes